EXHIBIT (a)(1)


                                                    January 6, 1997


        Dear Unitholder:

        We are writing because LAVRA, Inc. and its affiliate ARV Assisted Living, Inc. (together, the "Bidders") have commenced yet another unsolicited tender offer (the "Latest Offer") to purchase your units of limited partnership interests ("Units") of Senior Income Fund L.P. (the "Partnership"). The Latest Offer for any and all of the outstanding Units of the Partnership is being made at the same $5.90 net purchase price as the unsolicited partial tender offer commenced in November 1996.

        As you will remember, on November 8, 1996, the Bidders commenced the first of their offers for 42% of the Partnership's outstanding Units at a purchase price of $5.00 per Unit. On November 25, 1996, their offer was amended to increase the purchase price to $6.50 per Unit for 51% of the outstanding Units and to extend the offer from December 9 until December 13, 1996. Shortly thereafter, however, the Bidder's offer was reduced to $5.90 per Unit as a result of a $0.60 per Unit special cash distribution made to you by the Partnership on December 9. We considered the ARV Offer in accordance with our fiduciary duties and, in light of the facts then existing, recommended that you reject the offer because the price did not adequately reflect the inherent value of your Units. HOLDERS OF 92% OF THE PARTNERSHIP'S UNITS APPARENTLY DETERMINED THAT SUCH OFFER WAS INADEQUATE, REJECTED IT AND DID NOT TENDER THEIR UNITS.

        Remarkably, only ten days after allowing their prior offer to expire, the Bidders are again seeking to purchase your Units for the same $5.90. THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE LATEST OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND RECOMMENDS THAT UNITHOLDERS REJECT IT.

        THE PARTNERSHIP BELIEVES THAT A PROPERLY CONDUCTED
        COMPETITIVE SALE OF ALL ITS ASSETS WILL MAXIMIZE THE VALUE OF YOUR UNITS AND ENABLE UNITHOLDERS TO REALIZE A
        LIQUIDATING CASH DISTRIBUTION IN AN AMOUNT IN EXCESS OF THE
        LATEST OFFER.

        ASSETS FOR SALE. As we have previously informed you, we are currently in the process of competitively marketing the Partnership's properties for sale. In this respect, the Partnership has retained the services of a licensed real estate broker experienced in the congregate care industry, CB Commercial Real Estate Group, Inc. ("CB Group"), to ensure the receipt of the highest obtainable offer. CB Group has entered into confidentiality agreements with interested parties pursuant to which it has delivered to them important information regarding the Partnership's properties. In addition, potential purchasers have toured the facilities. AS PREVIOUSLY ANNOUNCED, THE PARTNERSHIP HAS ALREADY RECEIVED A WRITTEN OFFER TO PURCHASE ALL OF THE PARTNERSHIP'S PROPERTIES AT A PURCHASE PRICE WHICH, IF REALIZED, WOULD RESULT IN A PER UNIT LIQUIDATING CASH DISTRIBUTION BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE LATEST OFFER.

        COMPETITIVE PROCESS. The competitive sale of the Partnership's properties is open to all interested buyers who execute confidentiality agreements, including the Bidders, and should facilitate the Partnership obtaining the highest price for its assets. Ask yourself why the Bidders, after learning of our intentions to market the properties, are so eager to purchase your Units rather than bid for the Partnership's assets with all other buyers in a competitive process. The answer is simple -- they are probably afraid that a competitive process could lead to a per Unit purchase price in excess of the Latest Offer. The Partnership believes that competitively marketing its properties will maximize the value of your Units, although there can be no assurance that any sale will be consummated or that any particular price can be obtained. This belief has been reinforced by the marketing process underway. All Unitholders who sell their Units in the Latest Offer will lose their right to receive the benefit of any distributions, including distributions from any sale of the Partnership's properties.

        CONFLICT OF INTEREST. In their offering material, the Bidders concede that "there is a conflict between the desire of the [Bidders] to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price." The Bidders also concede that they will seek to make themselves the operator of the Partnership's properties and pay themselves management fees which are currently payable to a third party operator unaffiliated with the Partnership. If these are the ways in which the Bidders are trying to maximize their investment, consider whether they will be looking out for anyone's best interests other than their own if their tender offer is successful.

        Attached is the Partnership's response to the Latest Offer which has been filed with the Securities and Exchange Commission (the "Schedule 14D-9"). We will, of course, continue to keep you informed of significant events concerning the Partnership. In the event you have any questions concerning this letter or the Schedule 14D-9, please contact D.F. King & Co., Inc., which has been retained by the Partnership to assist in our response to investor's inquiries, toll free at (800) 758-5378.

        Very truly yours,

        Moshe Braver
        President
        Senior Income Fund Inc.
        General Partner